DYNAMIC NUTRA ENTERPRISES HOLDINGS INC.
3500 West Olive Avenue
Suite 810
Burbank, California 91505

December 2, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Staff Attorney
Amy Reischauer, Staff Attorney

Re:  Dynamic Nutra Enterprises Holdings Inc.
        Preliminary Information Statement on Schedule 14C
        Filed November 18, 2013
        File No. 333-176587

To Whom It May Concern:

On behalf of Dynamic Nutra Enterprises Holdings Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated November 27, 2013 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the "Preliminary Information Statement").

Proposal II - Amendment to Our Articles of Incorporation to Increase the Authorized Capital of the Corporation, page 5

1.           Please be advised that the Preliminary Information Statement has been revised to reflect that there are no current specific plans, arrangements, understandings with any third parties relating to the potential increased number of authorized shares available for issuance.

Proposal III - Grant Authority to the Board of Directors to Conduct up to a One for Ten Share Reverse Stock Split of the Company's Common Stock, page 9

2.           Please be advised that the Preliminary Information Statement has been revised to reflect that there are no current specific plans, arrangements, understandings with any third parties relating to the potential increased number of authorized shares available for issuance in the event the Reverse Stock Split is effected.

Securities and Exchange Commission
Page Two
December 2,  2013

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Dynamic Nutra Enterprises Holdings Inc.

By:	/s/ Sarkis Tsaoussian
Chief Executive Officer/President